April 12, 2006

Mr. James D. Donlon, III
ArvinMeritor, Inc.
2135 West Maple Road
Troy, MI 48084-7806

Re: ArvinMeritor, Inc.
Form 10-K for the year ended October 2, 2005
Commission File Number: 001-15983

Dear Mr. Donlon:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief